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                                                                       EXHIBIT 9

                          [Susan Hirt Hagen Letterhead]

                                     December 28, 2001

VIA HAND DELIVERY

Erie Indemnity Company
100 Erie Insurance Place
Erie, Pennsylvania 16530

Attention:  Jan Van Gorder, Esq., Corporate Secretary

Dear Mr. Van Gorder:

         Enclosed is a Notice of Shareholder Proposals with respect to the 2002 Annual Meeting of Erie Indemnity Company, together with a copy of Amendment No. 4 to my Schedule 13D which is being filed with the Securities and Exchange Commission today.

         The Notice sets forth two shareholder proposals. First, the Notice proposes 11 individuals (the "Hagen Nominees"), five of whom (Ms. Garrison-Corbin, myself and Messrs. Katz, Lilly and Nassau) currently serve on the Board, for consideration by the Nominating Committee of the Board of Directors for inclusion on its slate for election as directors at the 2002 Annual Meeting, which has been scheduled for April 30, 2002. Each of the Hagen Nominees is a highly competent, knowledgeable and independent individual genuinely free from management's control and committed to promoting the core principles practiced by my late father, H.O. Hirt, co-founder of the Company and the Erie Insurance Exchange (the "Exchange"), and to focusing on the long-term health and well-being of the companies comprising the Erie Group (including the Exchange) and the Company's shareholders and other constituencies. I also want to indicate my support for the nomination by the Nominating Committee and reelection of F. William Hirt to the Board, in addition to the Hagen Nominees. Assuming that the size of the Board remains at 12 and that at least seven Hagen Nominees (including me) are a part of the Nominating Committee slate, I would be willing not only to support the nomination of F. William Hirt, but also to discuss with the Nominating Committee the selection of other current directors who are not Hagen Nominees.

         If at least seven Hagen Nominees (including me) are not selected by the Nominating Committee when it announces its slate, the Notice also sets forth a proposal, which I will place before the shareholders at the Annual Meeting, for the nomination of all of the Hagen Nominees for election as directors at the Annual Meeting. While I prefer that the size of the Board remain at 12, which management has stated in the past is the ideal size, if the Board is increased beyond 12, I will nominate all the Hagen Nominees for election as directors at the Annual Meeting. In addition, I hereby reserve the right to nominate additional candidates at the Annual Meeting if the size of the Board is increased above 16, the current maximum number permitted by the Company's Bylaws.

         I continue to be concerned that many of the current Board members are not sufficiently independent from management's influence. According to the Company's 2001 Proxy Statement, certain members of the Board have significant business relationships with the Company and the


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Exchange. These members also hold key positions on many of the Company's most important committees, including the CEO Selection Committee. I believe that these relationships may, or may at least appear to, inhibit such Board member's ability to freely, objectively and fully perform his or her fiduciary duties as a director of the Company.

         As in past years, I would have preferred to wait until the Nominating Committee announced its nominees before determining whether it was necessary to propose the Hagen Nominees, but as a result of the continued existence of the Company's advance notice bylaw, a voting shareholder is forced to act far in advance of knowing who the Nominating Committee might select in order to preserve the right to recommend candidates to the shareholders for election as directors at the 2002 Annual Meeting. In the absence of the advance notice bylaw, and with the benefit of knowing the Nominating Committee's nominees, I might have decided not to act at all or to have acted differently, and would have avoided the needless public appearance of dissension about the manner in which the Company is being governed. As I have argued since its adoption less than three years ago, the advance notice bylaw is an unnecessary and inappropriate provision for a company such as Erie Indemnity in which there are a handful of voting shareholders, all of them well known to the Company, and one of which, the H.O. Hirt Trusts, has held a substantial controlling interest for many years. Moreover, read literally, the current advance notice bylaw is violative of Judge Cunningham's opinion and order of April 24, 2000 insofar as it only sanctions the recommendation by shareholders of potential nominees for nomination by the Nominating Committee, rather than the direct nomination of candidates by shareholders. As you know, instead of seeking to have the bylaw judicially declared invalid, I have accommodated the Company's interpretation of the bylaw which permits shareholders to make direct nominations at a meeting if advance notice is submitted by the required date. Therefore, I fully expect the Company to cooperate with me if, based on the Nominating Committee's slate, I deem it necessary to present my nominees directly to the shareholders at the Annual Meeting.

         Thank you for your consideration of this letter and the enclosed
Notice.

                                                     Sincerely,

                                                     /s/ Susan Hirt Hagen
                                                     ---------------------------
                                                     Susan Hirt Hagen

Enclosure

cc:   John M. Petersen
      Chairperson, Nominating Committee


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